UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

May 12, 2004
Date of earliest event reported

Commission File Number
0-17187

LOGIC Devices Incorporated
(Exact name of registrant as specified in its charter)

California	**94-2893789**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

395 West Java Drive, Sunnyvale, California 94089
(Address of principal executive offices)
(Zip Code)

(408) 542-5400
(Registrant's telephone number, including area code)

Item 7. Financial Statements and Exhibits

    a.   Financial Statements of Businesses Acquired: None.

    b.   Pro Forma Financial Information: None.

    c.   Exhibits:

        99.1   Press Release dated May 12, 2004. The press release included as Exhibit 99.1 to this report is being furnished pursuant to Item 12.

Item 12. Results of Operations and Financial Condition

On May 12, 2004, LOGIC Devices Incorporated issued a press release announcing the financial results for the second fiscal quarter of 2004. A copy is attached as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGIC Devices Incorporated
(Registrant)

Date: May 12, 2004   By: /s/ William J. Volz
                             William J. Volz
                             President and Chief Executive Officer

Date: May 12, 2004   By: /s/ Kimiko Milheim
                             Kimiko Milheim
                             Chief Financial Officer

Exhibit 99.1

Bill Volz, President
Kimiko Milheim, CFO
408-542-5400

LOGIC DEVICES REPORTS
SECOND QUARTER OF FISCAL 2004

Sunnyvale, Calif. (May 12, 2004) – LOGIC Devices Incorporated (Nasdaq: LOGC) today reported revenue and earnings for its second quarter of fiscal 2004. Revenues for the quarter ended March 31, 2004 were $1,205,700, up 9.4 percent from $1,102,100 recorded in the immediately proceeding quarter ended December 31, 2003, but down 19.3 percent from the $1,366,200 reported in the second fiscal quarter of 2003, which ended March 30, 2003. The Company lost $450,400, or ($0.07) per share, in the most recently completed quarter compared to a loss of $514, 800, or ($0.08) per share in the quarter ended December 31, 2003, and a loss of $445,400, or ($0.07) per share recorded in the second fiscal quarter of fiscal 2003.

"The growth in revenues and narrowing of losses compared to the immediately proceeding quarter are welcome signs that the industry has turned upward, and that our cost containment efforts, combined with improving revenues, will lead the company toward profitability. We are continuing to invest heavily in new product development, while tightening expenditures in our administration and manufacturing areas. Having recently completed evaluation of the first silicon prototypes of our video frame buffer, which has applications in high definition digital video for broadcast studio equipment and security cameras, we will be fabricating initial production samples during the current quarter. Going forward, we believe this product can contribute significantly to a return to revenue growth," stated Bill Volz, president of LOGIC Devices.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this press release regarding expectations of future events are "forward-looking statements" involving risks and uncertainties, including, but not limited to, market acceptance, the effect of economic conditions and shifts in supply and demand, the impact of competitive products and pricing, product development, commercialization and technological difficulties, availability of capital, and capacity constraints. Please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations for discussion of risks in the most recent LOGIC Devices Annual Report on Form 10-K and the quarterly report on Form 10-Q.

Established in 1983, LOGIC Devices is a fabless semiconductor manufacturer providing high-performance, function-specific integrated circuits that are utilized in smart weapons systems and in broadcast studio, medical imaging, and security systems equipment.

LOGIC Devices Reports Second Quarter of Fiscal 2004 – Page two

FINANCIAL INFORMATION (in thousands except share data):

	March 31, 2004	*March 30, 2003*
Net revenues	$ 1,205,700	$ 1,366,200
Operating loss	$ (459,800)	$ (453,100)
Net loss	$ (450,400)	$ (445,400)
Basic and diluted loss per share	$ (0.07)	$ (0.07)
Basic and diluted weighted average shares outstanding	6,721,521	6,630,688